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15045067

SEC ... ION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 08 2015
19 REGISTRATIONS BRANCH

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRUCO Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

751 Broad Street
(No. and Street)

Newark (City) NJ (State) 07102 - 3777 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Weinreb 973-802-9918
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 1/21/15

OATH OR AFFIRMATION

I, Steven Weinreb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRUCO Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

KERRY A. KLOTZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 10/30/2016

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pruco Securities, LLC
Index
December 31, 2013

	Page(s)
Independent Auditor's Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–7

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Independent Auditor's Report

To the Board of Managers and Member of
Pruco Securities, LLC

We have audited the Statement of Financial Condition of Pruco Securities, LLC which comprises the Statement of Financial Condition as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the Statement of Financial Condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Statement of Financial Condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Statement of Financial Condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement of Financial Condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Statement of Financial Condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the Statement of Financial Condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement of Financial Condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statement of Financial Condition referred to above present fairly, in all material respects, the financial position of Pruco Securities, LLC at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2014

Pruco Securities, LLC
Statement of Financial Condition
December 31, 2013

(dollars in thousands)

Assets		
Cash and cash equivalents	$	6,288
Cash segregated under federal regulations		2,735
Receivable from broker-dealers and clearing organizations		4,529
Receivable from affiliates		10,790
Prepaid expenses and other assets		1,653
Federal income tax receivable from Parent		4,099
Total assets		30,094
Liabilities and Member's Equity		
Liabilities		
Payable to affiliates		12,073
Accounts payable and other accrued liabilities		3,045
Payable to customers		1,999
Total liabilities		17,117
Commitments and contingent liabilities (Note 7)		
Member's equity		
Contributed capital		16,500
Accumulated deficit		(3,523)
Total member's equity		12,977
Total liabilities and member's equity	$	30,094

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Nature of Business

Pruco Securities, LLC (the "Company"), organized in 1971, with its principal offices in Newark, New Jersey, is a wholly-owned subsidiary of The Prudential Insurance Company of America ("PICA" or the "Parent"), a New Jersey corporation, which is a subsidiary of Prudential Financial, Inc. ("Prudential"), a New Jersey corporation. The Company acts as a general securities broker and offers to its customers various investment products including mutual funds, equity and fixed income securities, 529 education savings plans, variable life insurance and variable annuity contracts. The Company introduces and clears its non-insurance securities transactions and general securities trading activity on a fully disclosed basis through First Clearing, LLC ("First Clearing"). The Company is also registered with the SEC as an investment advisor and conducts such business under the name Prudential Financial Planning Services ("PFPS"). PFPS investment advisory representatives may offer managed money programs and/or provide financial planning services to clients.

The accompanying Statement of Financial Condition may not be indicative of the financial condition or the results of operations if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

The audited Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP".)

The preparation of this Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition during the reporting period. Actual results could differ from these estimates.

The Company had a liability payable to customers of $1,999 at December 31, 2013 related to the correction of a delay in the execution of certain client mutual fund transactions in prior years. The Company made net payments of $6,913 to certain of the affected clients in 2013 related to this liability. The activity in the Company's payable to customers is as follows:

Payable to customers at December 31, 2012	$8,912
Net payments to customers during 2013	(6,913)
Payable to customers at December 31, 2013	$1,999

The Company defines cash and cash equivalents as cash on hand, amounts due from banks and from money market mutual funds. Money market mutual fund investments are stated at cost, which approximates fair value. Cash and cash equivalents of $6,288 represents 6,287,322 shares of a Prudential money market mutual fund distributed by PIMS. The Company also maintains a special reserve account at a commercial bank for the exclusive benefit of its customers. Cash of $2,735 has been segregated in the special reserve bank account for the exclusive benefit of customers under SEA Rule 15c3-3.

3. Fair Value Assets and Liabilities

Fair Value Measurement—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair

value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability.

The Company did not have any assets or liabilities carried at fair value; US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair values due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents, cash segregated under federal regulations, receivable from broker-dealers and clearing organizations, receivables from affiliates, payable to affiliates, and accounts payable and other accrued liabilities. Cash and cash equivalents are considered Level 1 financial assets while all other financial instruments listed above are considered Level 2.

The table below presents the carrying amount and fair value by hierarchy level of certain financial instruments that are not reported at fair value. However, as described below, the carrying amount equals or approximates fair value. The Company did not have any transfers between the levels during the year.

	Fair Value				Carrying Amount
	Level 1	Level 2	Level 3	Total	Total
Assets:					
Cash and cash equivalents	$ 6,288	$ -	$ -	$ 6,288	$ 6,288
Cash segregated under federal regulations	2,735	-	-	2,735	2,735
Receivable from broker-dealers and clearing organizations	-	4,529	-	4,529	4,529
Receivable from affiliates	-	10,790	-	10,790	10,790
Total Assets	$ 9,023	$ 15,319	$ -	$ 24,342	$ 24,342
Liabilities					
Payable to affiliates	$ -	$ 12,073	$ -	$ 12,073	$ 12,073
Accounts payable and other accrued liabilities	-	3,045	-	3,045	3,045
Payable to customers	-	1,999		1,999	1,999
Total Liabilities	$ -	$ 17,117	$ -	$ 17,117	$ 17,117

The accompanying notes are an integral part of this Statement of Financial Condition.

4. Income Taxes

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, PICA. PICA is included in the consolidated federal income tax return of Prudential. Subsequent to the conversion to a limited liability company on January 1, 2004, the Company is generally not subject to state income taxes because the Company's single-member parent is an insurance company that generally pays state premium tax in lieu of state income tax.

The Company has deferred tax assets of $700 due to temporary differences attributable to a provision relating to the customer liability described in Note 2 above.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) in which tax jurisdictions they were generated and the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized in the various taxing jurisdictions; (6) any unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized. No valuation allowances were recorded in 2013.

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its Statement of Financial Condition uncertain tax positions that a company has taken or expects to take on its tax returns. The Company does not have any unrecognized tax benefits at December 31, 2013.

The Federal statute of limitations for the 2004 through 2006 tax years will expire in September 2014 unless extended. The Federal statute of limitations for the 2007 through 2009 tax years will expire in December 2014, unless extended. Tax years 2010 through 2013 are still open for IRS examination. For the consolidated U.S. Federal income tax years 2007 through 2013 the Company participated in the Internal Revenue Service's ("Service") Compliance Assurance Program (the "CAP"). Under CAP, the Service assigns an examination team to review completed transactions contemporaneously during these tax years in order to reach agreement with the Company on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this new program will shorten the time period between Prudential's filing of its Federal income tax return and the Service's completion of its examination of the return.

5. Related Party Transactions

In 2013, the Company had the following related party transactions:

Statement of Financial Condition	Receivable	Payable
Receivable from broker-dealers and clearing organizations	$ 2,412	-
Receivable from affiliates	10,790	-
Payable to affiliates	-	12,073
	$ 13,202	**$ 12,073**

6. Concentrations of Credit Risk

As discussed in Note 1, the Company clears its securities transactions through First Clearing on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and First Clearing, First Clearing has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2013, the Company has recorded no liability with regard to the right. During 2013, the Company did not pay any amounts related to these guarantees. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's Statement of Financial Condition.

8. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $4,414, which was $3,273 in excess of its required net capital of $1,141. The Company's ratio of aggregate indebtedness to net capital was 3.88 to 1.

The Company is exempt from Rule 15c3-3 since it does not hold customer funds or safekeep customer securities. The Company introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds while operating under the exemption provided by Section (k)(2)(ii) of Rule 15c3-3. As discussed in Note 2, the Company has recorded a liability payable to customers of $1,999 and has $2,735 on deposit in the special reserve bank account for the exclusive benefit of customers.

9. Subsequent Events

The Company has entered into a new clearing agreement with National Financial Services, LLC ("NFS"). This agreement was signed on October 15, 2013 and the full conversion from First Clearing, LLC to NFS is scheduled to occur in July 2014.